EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements (No. 333-208341) on Form S-8, of First Northwest Bancorp of our report dated September 9, 2016, with respect to the consolidated balance sheets of First Northwest Bancorp and Subsidiary as of June 30, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended June 30, 2016, and the effectiveness of internal control over financial reporting as of June 30, 2016, which report appears in the June 30, 2016 Annual Report on Form 10-K of First Northwest Bancorp.
/s/ Moss Adams LLP

Everett, Washington
September 9, 2016